February 9, 2026

Barbara Humpton
Chief Executive Officer
USA Rare Earth, Inc.
100 W Airport Road
Stillwater, OK 74075

       Re: USA Rare Earth, Inc.
           Registration Statement on Form S-1
           Filed February 3, 2026
           File No. 333-293172
Dear Barbara Humpton:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin at 202-551-3763 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation